U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                                           SEC FILE NUMBER
                                                              000-22385

                                                             CUSIP NUMBER
(CHECK ONE):                                                 [          ]

[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For Period Ended:  January 30, 1999

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

            NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

         Full Name of Registrant:  Ithaca Industries, Inc.

         Former Name if Applicable:

         Address of Principal Executive Office (STREET AND NUMBER) Highway 268 West, P.O. Box 620

         City, State and Zip Code
         Wilkesboro, North Carolina  28697
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PART II--RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b) The subject annual report, semi-annual report, transition report on
             Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Forms 10-KSB, 20-F, 11-K, 10-Q and Forms 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets If Needed)

PART IV--OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

             Richard P. Thrush          (336)             667-5231 x 314
                   (Name)            (Area Code)        (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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--------------------------------------------------------------------------------

                             Ithaca Industries, Inc.
                  (Name of Registrant as specified in charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 30, 1999                       By:  /s/ Richard P. Thrush
       --------------                            ---------------------
                                                 Secretary and Chief Financial
                                                 and Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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

                                    Part III

         On April 29, 1999, the Registrant entered into an Asset Purchase Agreement for the sale of the Registrant's women's hosiery business. As a result of this sale, the Registrant will prepare the financial information included in the Registrant's Report on Form 10-K for the period ended January 30, 1999 showing the operation of the women's hosiery business as a discontinued operation. The accounting impact of this event created an additional burden in preparing the Registrant's Report on Form 10-K for the period ended January 30, 1999. The foregoing has rendered the Registrant unable to file their Form 10-K by April 30, 1999, without unreasonable effort and expense.

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

                                     Part IV

         For the year ended January 30, 1999, the Registrant will incur a one-time charge to earnings to reflect the operational and exit costs associated with the sale and disposition of its women's hosiery division, and such costs will be significant. The accounting impact of this event will also be reflected in prior year results.

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